

July 8, 2015

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

   Re: **MoneyGram International, Inc.**
     Form 10-K for the fiscal year ended December 31, 2014
     Filed March 3, 2015
     File No. 001-31950

Dear Ms. Patsley:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Stephen Krikorian

         Stephen Krikorian
         Accounting Branch Chief